UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020 (Report No. 2)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On March 19, 2020, Therapix Biosciences Ltd. (the “Company”) entered into a securities purchase agreement pursuant to which it will make a private placement (the “Private Placement”) to its Chairman and Interim Chief Executive Officer of a convertible promissory note (the “Note”) with an aggregate original principal amount of approximately $350,000 (the “Principal Amount”), at an aggregate purchase price of $315,000 (the “Purchase Price”) in several tranches, spread across a 12 month period. In addition, the Company will issue a warrant to purchase up to 314,285 American Depositary Shares (“ADSs”) of the Company (the “Warrant”) and 40,000 ADSs. The initial tranche of the Private Placement is for a Principal Amount of $220,000 at a Purchase Price of $198,000.

The Private Placement is expected to close on March 23, 2020, subject to customary closing conditions.

The Note will be unsecured, have a maturity date of March 23, 20211, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $0.35 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six month anniversary of the issuance of the Note, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on the Nasdaq Capital Market or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent.

The Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five year anniversary of the date of issuance, at an initial exercise price of $0.35 per ADS, subject to adjustment.

In addition, following the Company’s previous Reports on Form 6-K dated January 2, 2020, and January 8, 2020 (the “Reports”), the Company intends to use the proceeds of the Private Placement, subject to the closing of such placement, to re-employ employees necessary to continue the Company’s operations, including those employees that were terminated, as previously disclosed in the Reports, including the Company’s Chief Financial Officer, Chief Technology Officer and its research and development team, such that the Company shall have five employees following the closing of the Private Placement.

The securities to be issued in the Private Placement are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act and may not be resold in the United States absent registration or an exemption from registration. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company’s press release containing details of the Private Placement is filed as Exhibit 99.1 hereto. The forgoing description of the securities purchase agreement, Note and Warrant is qualified in its entirety by reference to the full text of each such document, copies of which are filed as exhibits to this Report on Form 6-K, respectively.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

1 The Company’s press release dated March 19, 2020, titled “Therapix Biosciences Ltd. Signs Securities Purchase Agreement,” which is attached to this Report on Form 6-K as Exhibit 99.1, mistakenly states that the maturity date of the Note is March 18, 2021.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the Private Placement and the use of proceeds thereof, plans to re-employ employees, including its Chief Financial Officer and Chief Technology Officer and the aggregate number of employees to be employed by the Company. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report on Form 6-K. The forward-looking statements contained or implied in this Report on Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Exhibit No.
99.1	Press Release issued by Therapix Biosciences Ltd. on March 19, 2020, titled “Therapix Biosciences Ltd. Signs Securities Purchase Agreement.”
99.2	Form of Securities Purchase Agreement.
99.3	Form of Convertible Promissory Note.
99.4	Form of Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020	Therapix Biosciences Ltd.

	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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